FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of August 2007
                                22 August 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Offer Update released on 22 August 2007





  Not for release, publication or distribution in whole or in part in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction



                             RECOMMENDED CASH OFFER

                                       by

                          SKY DIGITAL SUPPLIES LIMITED

                          a wholly-owned subsidiary of

                       BRITISH SKY BROADCASTING GROUP PLC

                                      for

                                  AMSTRAD PLC

                LEVEL OF ACCEPTANCES AND EXTENSION OF THE OFFER


On 31 July 2007, Sky Digital Supplies, a wholly-owned subsidiary of Sky, made a recommended cash offer (with a Loan Note Alternative) for the entire issued and to be issued share capital of Amstrad.

The directors of Sky Digital Supplies are pleased to announce that, as at 3.00 p.m. (London time) on 21 August 2007, the first closing date of the Offer, valid acceptances of the Offer had been received in respect of a total of 71,566,226 Amstrad Shares, representing approximately 85.9 per cent. of the existing issued share capital of Amstrad.

On 31 July 2007, the directors of Sky Digital Supplies announced that they had received irrevocable undertakings and a letter of intent to accept the Offer in respect of 37,306,097 Amstrad Shares, representing approximately 44.8 per cent. of the existing issued share capital of Amstrad. Valid acceptances have been received in respect of all of these Amstrad Shares.

The directors of Sky Digital Supplies announce that the Offer, which remains subject to the terms and conditions set out in the Offer Document, has been extended for a period of 14 days and will therefore remain open for acceptance until 3.00 p.m. (London time) on 4 September 2007.

If the Offer becomes or is declared unconditional in all respects, Sky Digital Supplies intends to procure that Amstrad applies to the UK Listing Authority for the cancellation of listing of Amstrad Shares on the Official List and to the London Stock Exchange for cancellation of admission to trading of Amstrad Shares on its market for listed securities. The cancellation of listing and admission to trading of Amstrad Shares would significantly reduce the liquidity and marketability of Amstrad Shares in respect of which acceptances of the Offer are not submitted.

Amstrad Shareholders who have not yet accepted the Offer and who hold Amstrad Shares in certificated form are urged to complete, sign and return the Form(s) of Acceptance by hand (during normal business hours) or by post as soon as possible but in any event so as to be received no later than 3.00 p.m. (London time) on 4 September 2007 by Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Additional Forms of Acceptance are available from Capita Registrars, by telephoning 0870 162 3121 or, if calling from outside the UK, on +44 208 639 3399. If you hold your Amstrad Shares in uncertificated form (that is, in CREST) you are urged to accept the Offer by TTE Instructions as soon as possible and, in any event, so as to be settled not later than 3.00 p.m. (London time) on 4 September 2007.

Terms used in this announcement shall have the meaning given to them in the Offer Document dated 31 July 2007, unless the context requires otherwise.

Enquiries

Sky

Analysts / Investors:
Andrew Griffith
+44 (0) 20 7705 3000
Robert Kingston
+44 (0) 20 7705 3000

Press:
Robert Fraser
+44 (0) 20 7705 3000

Merrill Lynch
(Financial adviser to Sky)

Simon Gorringe
+44 (0) 20 7628 1000
Mark Astaire
+44 (0) 20 7628 1000

Amstrad

Martin Bland
+44 (0) 1277 228888

Frank PR
(Public relations adviser to Amstrad)

Graham Goodkind
+44 (0) 20 7693 6966

Rothschild
(Financial adviser to Amstrad)

Robert Leitao
+44 (0) 20 7280 5000



Further information

For further information on Sky and Amstrad, please see www.sky.com and www.amstrad.com, respectively.

This announcement does not constitute, or form part of, an offer or solicitation of any offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Any acceptance or other response to the Offer should be made on the basis of the information in the Offer Document and the Form of Acceptance.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Further details in relation to overseas shareholders are contained in the Offer Document.

Merrill Lynch is acting exclusively as financial adviser to Sky and Sky Digital Supplies and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Sky and Sky Digital Supplies for providing the protections afforded to clients of Merrill Lynch, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

Rothschild is acting exclusively as financial adviser to Amstrad and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Amstrad for providing the protections afforded to clients of Rothschild, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 22 August 2007                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary